Filed by tZERO Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FG Imperii Acquisition Corp.

Commission File No. 001-43056

Date: November 12, 2026

On November 12, 2026, FG Imperii Acquisition Corp. made the following announcement via press release:

tZERO Receives CFTC Approval to Operate Regulated Derivatives Exchange and Achieves First Earn-Out Milestone in Proposed FG Imperii Merger

Following its clearinghouse approval, tZERO now holds both DCM and DCO registrations, expanding its regulated Infrastructure-as-a-Service capabilities to derivatives trading and clearing

ITASCA, Ill., Nov. 12, 2026 /PRNewswire/ — FG Imperii Acquisition Corp. (“FG Imperii”) (NASDAQ: FGII), a Cayman Islands exempted company, today announced that the U.S. Commodity Futures Trading Commission (“CFTC”) has approved the registration of tZERO DCM, LLC, a wholly owned subsidiary of tZero Group, Inc. (“tZERO”), as a Designated Contract Market (DCM), authorizing it to operate a regulated derivatives exchange. The approval follows the CFTC’s October 16 registration of tZERO DCO, LLC as a Derivatives Clearing Organization (DCO), completing a significant milestone in tZERO’s strategy to build regulated infrastructure supporting both traditional and digital financial markets.

Under the Agreement and Plan of Merger dated October 31, 2026 with tZERO, the first earn-out milestone is satisfied upon CFTC approval of tZERO’s pending DCM and DCO designations. With the DCO designation granted on October 16, 2026 and the DCM registration now granted, tZERO has delivered on one of its key performance targets, which will foster the company’s growth in 2027. With both registrations, tZERO now has the regulatory foundation to support derivatives trading and clearing through its own regulated entities. The approvals establish a unique new derivatives market infrastructure vertical within tZERO’s growing Infrastructure-as-a-Service (IaaS) business, enabling the company to develop exchange and clearing services for financial institutions and other market participants.

“Securing both exchange and clearinghouse approvals is a major achievement for tZERO and illustrates our ability to deliver on the company’s roadmap and business plans and drive shareholder value and revenue opportunities,” said Alan Konevsky, Chief Executive Officer of tZERO. “Our derivatives infrastructure vertical is truly unique. Most holders of these capabilities use them to support their own books of business – tZERO once again rises to provide an independent service to the industry that seeks to enable a range of market participants who do not and cannot have these capabilities in any reasonable timeframe. We appreciate the CFTC’s thorough review and look forward to advancing this next phase of our strategy.”

The new derivatives capabilities complement tZERO’s existing regulated securities infrastructure, including broker-dealer, alternative trading system (ATS), digital asset securities custody, transfer agency, clearing and settlement services. Through its IaaS model, tZERO provides infrastructure that enables financial institutions, broker-dealers and other partners to offer financial products and services to their own clients.

The DCM and DCO registrations further extend that model into derivatives markets, creating opportunities to support a broader range of financial products and institutional business models as tZERO develops its new offerings.

Disclosures

tZERO Group, Inc.

tZERO is tokenizing Wall Street. We and our SEC- and CFTC-registered subsidiaries are enabling the tokenization economy by offering institutional market participants end-to-end financial infrastructure-as-a-service (IaaS). Using tZERO’s IaaS offering, institutions can provide new digital market capabilities to their clients without building the entire regulatory and technology stack themselves. Our B2B and B2B2C partnership models enable institutions to make our infrastructure as visible or invisible as they require, while we handle the regulatory and operational components. All technology services are offered through tZERO Technologies, LLC. For more information, please visit our website.

About FG Imperii Acquisition Corp.

FG Imperii Acquisition Corp. (Nasdaq: FGII) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in the North American financial services sector. FG Imperii’s leadership combines the transaction and public company experience of the Fundamental Global organization with the crypto, Web3 and digital asset capital markets expertise of Imperii Partners. For more information, please visit https://fgimperii.com.

About tZERO Digital Asset Securities, LLC

tZERO Digital Asset Securities, LLC is a broker-dealer registered with the SEC and a member of FINRA and SIPC. It is the broker-dealer custodian of all digital asset securities offered on tZERO’s online brokerage platform. Digital asset securities may not be “securities” as defined under the Securities Investor Protection Act (SIPA) – and in particular, digital asset securities that are “investment contracts” under the Howey test but are not registered with the Securities and Exchange Commission are excluded from SIPA’s definition of “securities” – and thus the protections afforded to securities customers under SIPA may not apply. More information about tZERO Digital Asset Securities may be found on FINRA’s BrokerCheck.

About tZERO Securities, LLC

tZERO Securities, LLC is a broker-dealer registered with the SEC and a member of FINRA and SIPC. It is the operator of the tZERO Securities ATS. More information about tZERO Securities may be found on FINRA’s BrokerCheck.

About tZERO Transfer Services, LLC

tZERO Transfer Services, LLC is a transfer agent registered with the SEC. More information about tZERO Transfer Services may be found on the SEC's Edgar: https://www.sec.gov/search-filings.

About tZERO Introducing Broker, LLC

tZERO Introducing Broker, LLC is registered with the Commodity Futures Trading Commission (“CFTC”) as an introducing broker and is a member of the National Futures Association (“NFA”). More information about tZERO Introducing Broker, LLC may be found using NFA’s BASIC search at https://www.nfa.futures.org/BasicNet/basic-search-landing.aspx.

About tZERO Capital Partners, LLC

tZERO Capital Partners, LLC is an Exempt Reporting Advisor. More information about tZERO Capital Partners may be found on FINRA’s BrokerCheck.

Investor Notice

Digital asset securities, derivatives, as well as any particular investment, may not be suitable or appropriate for everyone. Investors should note that investing or trading in securities, futures, options, swaps, and event contracts could involve substantial risks, including no guarantee of returns, costs associated with selling and purchasing, and holding positions, and no assurance of liquidity which could impact their price and investor’s ability to sell, enter or exit a position, and possible loss of principal invested, including the possibility of losing more than your initial investment where leverage or margin is involved. There are also unique risks specific to digital assets, including, without limitation, fraud, manipulation, theft, and loss.

Futures, options, swaps, and event contracts carry additional risks specific to derivatives, including, without limitation, the potential for rapid and substantial losses due to leverage, the risk that a position cannot be closed at a favorable price or at all, and, with respect to event contracts specifically, the risk that a contract’s terms, settlement, or continued listing may be affected by evolving regulatory requirements, including determinations by the Commodity Futures Trading Commission as to whether an event contract may be listed or must be delisted.

This notice is a general summary and does not describe every risk associated with these products. Before trading futures, options, swaps, or event contracts, you should review the applicable CFTC risk disclosure statement furnished to you at account opening, which is a distinct, regulation-required document and is not superseded or replaced by this notice.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements”. All statements contained in this communication that do not relate to matters of historical fact should be considered forward-looking. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “strategy,” “outlook,” the negative of these words or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding tZERO’s and FG Imperii’s expectations concerning the outlook for tZERO’s business, financial performance, business strategy, technology, research and development, regulatory approvals, potential market opportunity, anticipated trends in tZERO’s business, timing and likelihood of success, plans and objectives of management for future operations, the successful consummation and potential benefits of the proposed business combination, and expectations related to the terms and timing of the proposed business combination.

These forward-looking statements are based on information available as of the date of this communication and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing tZERO’s or FG Imperii’s views as of any subsequent date, and neither tZERO nor FG Imperii undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of FG Imperii’s securities; the amount of redemption requests made by FG Imperii’s public shareholders and the failure to satisfy the conditions to the consummation of the proposed business combination, including the failure of FG Imperii’s shareholders or tZERO’s shareholders to approve the proposed business combination; risks related to the scaling of tZERO’s business and the timing of expected business milestones; the ability to meet stock exchange listing standards in connection with the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be initiated following announcement of the proposed business combination; the combined company’s continued listing on NYSE American; the risk that the proposed transaction disrupts current plans and operations of tZERO as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and partners and retain its management and key employees; costs related to the proposed business combination; risks associated with changes in laws or regulations applicable to tZERO’s products and services; the possibility that the combined company may be adversely affected by other economic, geopolitical, business and/or competitive factors; the ability of tZERO or the combined company to raise capital in the future; and other risks and uncertainties that will be detailed in the Proxy Statement/Prospectus (as defined below) and as indicated from time to time in FG Imperii’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

tZERO and FG Imperii caution that the foregoing list of factors is not exclusive. tZERO and FG Imperii caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Forward-looking statements are not guarantees of future performance. Neither tZERO nor FG Imperii gives any assurance that either tZERO or FG Imperii will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by tZERO or FG Imperii or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the proposed business combination, FG Imperii and tZERO intend to file with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of FG Imperii and a preliminary prospectus relating to the securities to be issued in connection with the proposed business combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective, FG Imperii plans to mail a definitive Proxy Statement/Prospectus to its shareholders as of a record date to be established for voting on the proposed business combination. FG Imperii will also file other documents regarding the proposed business combination with the SEC. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that tZERO or FG Imperii may file with the SEC or send to their respective shareholders in connection with the proposed business combination.

This communication does not contain all of the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF FG IMPERII AND TZERO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TZERO, FG IMPERII, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

INVESTORS AND SECURITYHOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY TZERO AND FG IMPERII THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, THE DOCUMENTS FILED BY FG IMPERII MAY BE OBTAINED BY WRITTEN REQUEST TO FG IMPERII AT 104 S. WALNUT STREET, UNIT 1A, ITASCA, IL 60143, AND THE DOCUMENTS FILED BY TZERO MAY BE OBTAINED BY WRITTEN REQUEST TO TZERO AT 10 WEST BROADWAY, SUITE 700, SALT LAKE CITY, UT 84101.

Participants in the Solicitation

FG Imperii, tZERO and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from FG Imperii’s shareholders in connection with the proposed business combination. INFORMATION ABOUT FG IMPERII’S DIRECTORS AND EXECUTIVE OFFICERS AND THEIR OWNERSHIP OF FG IMPERII’S SECURITIES IS SET FORTH IN FG IMPERII’S FILINGS WITH THE SEC. A LIST OF THE NAMES OF TZERO’S DIRECTORS AND EXECUTIVE OFFICERS AND INFORMATION REGARDING THEIR INTERESTS IN THE PROPOSED BUSINESS COMBINATION WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THOSE PERSONS AND OTHER PERSONS WHO MAY BE DEEMED PARTICIPANTS IN THE PROPOSED BUSINESS COMBINATION MAY BE OBTAINED BY READING THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN AVAILABLE. Investors and securityholders should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FG Imperii, tZERO or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law. Distribution of this communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in which such distribution or use would be contrary to local law or regulation.

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